Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

February 2, 2006	Release 03-06

EUROZINC ANNOUNCES FOURTH QUARTER

AND 2005 OPERATING RESULTS

EuroZinc Mining Corporation (“EuroZinc”) is pleased to provide the Fourth Quarter 2005 and Year-End 2005 operating results. The following production numbers are specific to its wholly owned Neves-Corvo mine in Portugal.

	Fourth Quarter	Year-End
	2005	2005	*2004
▪ Tonnes mined (000’s)	531	2,168	1,902
▪ Tonnes milled (000’s)	508	2,056	1,904
▪ Copper grade - mill feed (%)	4.97	4.96	5.68
▪ Plant recovery (%)	88.29	88.13	88.61
▪ Copper concentrate grade (%)	24.61	24.45	23.88
▪ Contained copper (000’s tonnes)	22.3	89.5	95.7
▪ Net cash cost (US$ per pound)	0.78	0.77	0.64

* EuroZinc assumed ownership of the mine on June 18, 2004

“Overall, 2005 was an excellent operating year for the Neves-Corvo mine”, said C. K. Benner, Vice-Chairman and CEO of EuroZinc. “The mine tonnage output increased by 14% year over year from existing orebodies, labour complement, mill facilities and equipment. These improvements were achieved without any changes in the work schedules and demonstrate the productivity improvements of the work force and the potential for further improvement in the future. As well, the mill head grade was on plan for the year as the company continues to maintain a head grade of approximately 5%.”

Mr. Benner added that, “The contained copper in concentrate produced was also on plan at 197.3 million pounds. The production of contained copper was less in 2005 than 2004 as the previous owner/operator of the mine had to contend with some unexpected ground conditions in the first quarter of 2004 that necessitated mining and processing a greater amount of high grade ore than originally planned.”

The net cash cost per pound of copper sold for 2005 was US$0.77 compared to US$0.64 in 2004, reflecting the higher mill feed grade in 2004 and the increased treatment and refining charges in 2005. Despite commodity price increases during the year, particularly steel and oil based products, the overall operating cost per tonne of ore milled was marginally reduced in 2005. This was achieved by an 8% increase in the mill throughput, cost control measures exercised at the mine site and a favourable move in the Euro to US dollar exchange rate.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

February 2, 2006 News Release	Page 2

“Management is pleased with its first full year of operating performance at Neves-Corvo and is looking forward to additional improvements in the coming years”, said João Carrêlo, Managing Director of Somincor, the wholly owned subsidiary of EuroZinc and the owner/operator of the mine. “We are particularly pleased with the progress to date in preparing for zinc production at Neves-Corvo in the second half of 2006, and the accelerated and successful exploration program that got underway late in 2005.”

EuroZinc will release the Company’s December 31, 2005 resource and reserve figures on or before March 2, 2005, the date that the Company’s 2005 financial results will be available.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Exec. Vice President	Mgr., Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.